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03052345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24062



RECEIVED
SEP 30 2003
181
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2002 (MM/DD/YY) AND ENDING July 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hugo Marx & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 South 29th Street
(No. and Street)

Birmingham (City) Alabama (State) 35233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

V. Hugo Marx, Jr.
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 06 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

B. Michael Clardy, C.P.A.
(Name — *if individual, state last, first, middle name*)

600 Vestavia Parkway, Suite 370, Birmingham, Alabama 35216
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, V. Hugo Marx, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugo Marx & Co., Inc., as of July 31, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chairman

Title



Notary Public

exp 6/26/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. MICHAEL CLARDY
CERTIFIED PUBLIC ACCOUNTANT
HIGHPOINT OFFICE CENTER
600 VESTAVIA PARKWAY, SUITE 370
BIRMINGHAM, ALABAMA 35216
TELEPHONE (205) 822-2300
FAX (205) 822-8239

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC
ACCOUNTANTS

MEMBER
ALABAMA SOCIETY
OF CERTIFIED PUBLIC
ACCOUNTANTS

To the Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

In planning and performing my audit of the financial statements of Hugo Marx & Co., Inc. (the Company) for the year ended July 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17 a-5(g) in making the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coady, C.P.A.

August 22, 2003

Audited Financial Statements and Supplemental Information

Hugo Marx & Co., Inc.

July 31, 2003

Audited Financial Statements

Other Financial Information

B. MICHAEL CLARDY
CERTIFIED PUBLIC ACCOUNTANT
HIGHPOINT OFFICE CENTER
600 VESTAVIA PARKWAY, SUITE 370
BIRMINGHAM, ALABAMA 35216
TELEPHONE (205) 822-2300
FAX (205) 822-8239

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC
ACCOUNTANTS

MEMBER
ALABAMA SOCIETY
OF CERTIFIED PUBLIC
ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

I have audited the accompanying statement of financial condition of Hugo Marx & Co., Inc., as of July 31, 2003, and the related statements of stockholders' equity, operations, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hugo Marx & Co., Inc., as of July 31, 2003, and the results of its operations, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules, pages twelve and thirteen, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 22, 2003

Statement of Financial Condition

Hugo Marx Co., Inc.

July 31, 2003

Assets

Cash	$ 143,291
Accrued interest receivable	8,627
Securities owned:	
U.S. Government obligations	299,902
State and municipal obligations	420,900
Common stock	2,556
	723,358
Property and equipment:	
Land	30,000
Buildings and improvements	174,251
Furniture, fixtures and equipment	30,376
	234,627
Less allowance for depreciation	163,878
	70,749
Other assets:	
Prepaid expenses	552
Deferred income tax	48,600
Deposits - other	795
	49,947
	$ 995,972

Liabilities and Stockholders' Equity

Liabilities	
Payroll taxes payable	$ 159
Accrued expenses	2,338
	2,497
Stockholders' Equity	
Common stock, par value $1,000 per share - authorized, issued and outstanding 100 shares	100,000
Additional paid-in capital	199,100
Retained earnings	694,375
	993,475
	$ 995,972

See notes to consolidated financial statements.

Statement of Stockholders' Equity

Hugo Marx & Co., Inc.

Year Ended July 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$100,000	$199,100	$746,216	$1,045,316
Net (loss)	-0-	-0-	(51,841)	(51,841)
Balance at End of Year	$100,000	$199,100	$694,375	$ 993,475

See notes to consolidated financial statements.

Statement of Operations

Hugo Marx & Co., Inc.

Year Ended July 31, 2003

Revenue:	
Gain on firm securities trading and investment accounts	$ 4,741
Placement fees	29,400
Interest income	23,535
Rental income	16,600
	74,276
Expenses:	
Employee compensation and benefits	89,317
Commissions and clearance fees	455
Communications	11,336
Occupancy and equipment costs	29,347
Promotional costs	5,927
Interest expense	288
Regulatory fees and expenses	6,202
Other expenses	1,145
	144,017
(Loss) Before Income Taxes	(69,741)
Income tax (benefit) - deferred	(17,900)
Net (Loss)	$(51,841)

See notes to consolidated financial statements.

Statement of Changes in Liabilities Subordinated To Claims of Creditors

Hugo Marx & Co., Inc.

Year Ended July 31, 2003

Balance at beginning and end of year (no change during the year)	$ -0-

See consolidated notes to financial statements.

Statement of Cash Flows

Hugo Marx & Co., Inc.

Year Ended July 31, 2003

Cash Flows From Operating Activities		
Net (loss)		$ (51,841)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation	$ 9,895	
Changes in assets and liabilities:		
(Increase) decrease in:		
Accrued interest receivable	(6,417)	
Securities owned	69,183	
Prepaid expenses	(66)	
Deferred income taxes	(17,900)	
Decrease (increase) in:		
Payroll taxes payable	87	
Accrued expenses	(29)	54,753
Net Cash Provided By Operating Activities		2,912
Cash Flows From Investing Activities - Purchase of office equipment		(2,256)
Net Cash (Used in) Financing Activities		(2,256)
Net Increase in Cash		656
Cash at beginning of year		142,635
Cash At End of Year		$ 143,291

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 288
Income taxes	-0-

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Hugo Marx & Co., Inc.

July 31, 2003

Note A - Significant Accounting Policies

Organization and Nature of Business: Hugo Marx & Co., Inc., ("the Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is an Alabama corporation and has offices in Birmingham, Alabama.

The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities.

Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less, that are not held for sale in the ordinary course of business to be cash equivalents. The Company had no cash equivalents as of July 31, 2003.

Security Transactions: Securities owned are stated at market value. Unrealized gains and losses on the increase or decrease to market value are recognized as incurred. Investment income is recognized as earned.

Securities transactions and the related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Property and Equipment: Property and equipment are stated at cost. Expenditures for additions and major improvements that significantly extend the useful lives of the assets or increase their productivity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations.

Depreciation for building and improvements is provided by accelerated methods over 19 and 31.5 year periods. Depreciation for furniture, fixtures and equipment is provided by the straight-line method based on estimated useful lives ranging from five to eight years. For the year ended July 31, 2003, depreciation expense of $9,895 was charged to operations.

Income Taxes: Deferred income taxes result from timing differences which arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. Differences are expected to reverse in subsequent periods.

Note A - Significant Accounting Policies - Continued

Fair Values of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature approximate current fair value. The Company's borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at July 31, 2003.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note B - Exemption Under SEC Rule 15C3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i) since it maintains a special account for the exclusive benefit of customers. The balance of the special bank account amounted to $910 as of July 31, 2003.

Note C - Income Taxes

The Company uses the cash basis method of accounting for income tax purposes and the accrual basis method of accounting for financial reporting purposes.

Income tax expense (benefit) the year ended July 31, 2003 consists of the following:

	Amount
Deferred:	
Federal	$ (12,300)
State	(5,600)
Total	$ (17,900)

Note C - Income Taxes - Continued

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of July 31, 2003 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$51,600
Deferred tax liabilities:	
Depreciation of property and equipment	1,400
Cash basis method of accounting	1,600
	3,000
Net Deferred Tax Asset	$48,600

Income tax (benefit) at the maximum federal income tax rate differs from the actual income tax (benefit) primarily due to the use of rates less than the maximum rate and tax-exempt interest income.

At July 31, 2003, the Company has net operating loss carryforwards for Federal and State income tax purposes of approximately $148,000 and $447,000, respectively which expire in varying amounts from 2004 to 2023.

Note D - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the Net Capital Rule) under the Securities Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At July 31, 2003, the Company's aggregate indebtedness and net capital were $2,497 and $852,182, respectively, a ratio of .003 to 1. Required net capital is $100,000.

Note E - Concentration of Credit Risk

The Company maintains its cash balances with high quality financial institutions. At times such balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit. Accounts at each financial institution are insured by the FDIC up to $100,000.

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include brokers-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note F - Stock Redemption

Upon the death of any stockholder, the personal representative of the deceased stockholder is obligated by agreement to offer to the Company and the Company is obligated to purchase all of the Company's Common Stock owned by the deceased stockholder. The offer must be made within one month following the court appointment of the representative. The Company must pay the purchase price as defined below, within forty-five days from the date it receives notice. The agreement also places restrictions on the sale, assignment, pledge or transfer of the Company's stock by any shareholder.

The purchase price shall be calculated using the book value as of the last day of the month immediately preceding either date of death or date of notice to the Company. This base shall be adjusted on a pro rata basis for any insurance proceeds on the life of the deceased stockholder.

Note G - Related Party Transactions

The Company leases office space to several businesses owned or controlled by the Company's stockholders. The lease arrangements are on a month-to-month basis and amount to $1,550 per month as of July 31, 2003. The Company received $16,600 under these arrangements during the year ended July 31, 2003.

Computation of Net Capital Pursuant to Rule 15c3-1

Hugo Marx & Co., Inc.

July 31, 2003

Computation of Net Capital

Total stockholders' equity	$ 993,475
Deductions - total non-allowable assets from Consolidated Statement of Financial Condition	120,696
Net Capital Before Haircut on Securities	872,779
Haircuts on securities	20,597
Net Capital	$ 852,182

Computation of Basic Net Capital Required

Net capital required	$ 100,000
Excess net capital	$ 752,182
Excess net capital at 1,000% defined as net capital less 10% of total aggregate indebtedness	$ 851,932

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 2,497
Percentage of aggregate indebtedness to net capital	0.3%

Reconciliation Between the Audited and Unaudited Statements of Financial Condition Pursuant to Rule 15c3-1

Hugo Marx & Co., Inc.

July 31, 2003

	Stock-holders' Equity	Additions	Deductions	Net Capital Before Haircuts on Securities Positions	Aggregate Indebtedness
As shown by unaudited statement of financial condition	$967,840	$ -0-	$102,759	865,081	$ 159
Audit adjustments:					
Increase in accrued interest receivable	8,627	-0-	-0-	8,627	-0-
Increase in securities owned	1,409	-0-	-0-	1,409	-0-
(Decrease) in property and equipment	(515)	-0-	(515)	-0-	-0-
Increase in prepaid expenses	552	-0-	552	-0-	-0-
(Increase) in accrued expenses	(2,338)	-0-	-0-	(2,338)	2,338
Increase in deferred income tax	17,900	-0-	17,900	-0-	-0-
As shown by audited consolidated statement of financial condition	$993,475	$ -0-	$120,696	$872,779	$ 2,497